September 24, 2009

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NetLogic Microsystems, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed September 16, 2009

File No. 000-50838

Dear Mr. Mancuso:

On behalf of NetLogic Microsystems, Inc. (“NetLogic” or the “Company”), this letter confirms the Company’s receipt of the letter dated September 23, 2009 from the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Revised Preliminary Proxy Statement on Schedule 14A filed on September 16, 2009 (the “Proxy Statement”). For the convenience of the staff, the text of each numbered comment in the comment letter is restated below in italics prior to the Company’s response to the comment. As discussed with the staff today, this letter is being filed via EDGAR as correspondence with only the pages from the Proxy Statement that have been revised in response to the staff’s comments. I also confirm that the Company will file an updated Proxy Statement to reflect all revisions made in response to your September 23 letter.

When do you expect the acquisition to be completed, page v

1.	Your disclosure here that you have received all required approval by RMI stockholders appears to conflict with your response to prior comment 2. Please revise or advise.

Response:

The Company has revised the disclosure at page v in response to this comment.

Consideration Payable at Closing, page 2

2.	Please reconcile the numbers in the penultimate sentence of this subsection with the numbers in your table on page 37.

Response:

The Company has corrected several share figures at the top of page 3 in response to this comment.

United States Securities and Exchange Commission

September 24, 2009

Recommendation of NetLogic’s Board of Directors, page 29

3	Your disclosure in response to prior comment 5 does not provide investors information regarding how the financial analyses performed by the board supported the board’s conclusions regarding the transaction and consideration. It is also unclear how the board established its projections, particularly given the differences between the projected figures disclosed here and on page 36. Therefore, we reissue the comment.

Response:

The Company has revised the disclosure at pages 25, 26 and 30 in response to this comment.

Condition’s to NetLogic’s …, page 43

4	We note your response to prior comment 9; however, from your disclosure merely that an undisclosed schedule contains information regarding when you may not terminate the agreement, it is unclear how investors can evaluate the significance of the condition. Please revise to provide shareholders sufficient information to make an informed voting decision.

Response:

The Company has revised the disclosure at page 44 in response to this comment.

Beneficial Ownership of NetLogic Common Stock, page 101

5	We note your response to prior comment 11; however, it remains unclear how shareholders can distinguish from the information in your column captioned “Amount and Nature of Beneficial Ownership” between shares that are currently owned and shares that will not be owned until the closing of the merger. Please revise your table for clarity.

Response:

The Company has revised the table on page 102 in response to this comment.

* * *

In connection with this letter, the Company acknowledges that:

United States Securities and Exchange Commission

September 24, 2009

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned by telephone at (650) 849-4816 or by fax at (650) 849-4800 with any questions or comments regarding this letter.

Very truly yours,

/s/ Alan B. Kalin
Alan B. Kalin, Esq.
Bingham McCutchen LLP

Cc:	Ronald Jankov (NetLogic Microsystems, Inc.)

Michael Tate (NetLogic Microsystems, Inc.)

Q:	Will there be any change to the board of directors or the executive officers of NetLogic after the merger?

A:	No. Our directors and executive officers immediately following the closing of the merger are expected to be same as our directors and executive officers immediately prior to the closing of the merger.

Q	What will happen to my common stock upon completion of the acquisition?

A.	Each share of our common stock will be unaffected by the acquisition and will remain outstanding. Holders of our common stock will continue to hold the shares that they currently hold. However, because we will be issuing shares of our common stock at closing to the holders of RMI preferred stock as part of the merger consideration (and additional shares of common stock as incentives to continuing RMI employees), and equity incentive awards upon the consummation of the acquisition each share of existing our common stock will represent a smaller ownership percentage of a larger company.

Q:	Will I have appraisal or dissenters’ rights with respect to the acquisition?

A:	NetLogic stockholders will not have appraisal or dissenters’ rights with respect to the acquisition of RMI.

Q:	When do you expect the acquisition to be completed?

A:	The merger agreement and the merger have been approved by the board of directors of each company. Holders of approximately 92.5% of the outstanding shares of RMI preferred stock and holders of approximately 53.5% of the outstanding shares of RMI common stock had signed written consents approving the merger agreement, the merger and certain related matters, which satisfies the basic requirements for approval of the merger and merger agreement by the RMI stockholders under the Delaware General Corporation Law, the RMI certificate of incorporation and the merger agreement. An additional merger agreement closing condition requires that holders of no more than 5% of the outstanding shares of preferred stock and 30% of the outstanding shares of common stock of RMI exercise appraisal rights, and RMI intends to continue soliciting written consents from its stockholders in order to satisfy this additional condition and minimize the number of shares that may exercise appraisal rights. Other closing conditions include the approval by our stockholders of the issuance of the shares of common stock to be delivered by us in the transaction (which is the subject of this proxy statement), as well as required regulatory filings and reviews. The Hart-Scott-Rodino notification period for the merger expired without regulatory action on August 13, 2009. We expect the transaction to close in October 2009.

Q:	Does NetLogic’s board of directors recommend voting in favor of the proposal?

A:	Yes. After careful consideration, our board of directors unanimously determined that the proposed issuance of common stock in the acquisition under the terms of the merger agreement is in the best interests of NetLogic and our stockholders. As a result, our board of directors unanimously recommends that you vote “FOR” the proposal.

Q:	Who is entitled to vote at the special meeting?

A.	Stockholders of record as of the close of business on [•], 2009, the record date, are entitled to vote on each of the proposals at the special meeting. Each stockholder is entitled to one vote per each share of our common stock held by such stockholder on the record date with respect to each proposal.

Q:	How do I vote?

A.	You may sign and date each paper proxy card you receive and return it in the prepaid envelope. If you return your signed proxy but do not indicate your voting preferences, we will vote on your behalf “FOR” the proposals specified in this proxy statement. You may also follow the instructions on the proxy card to submit voting instructions for your shares by telephone or via the Internet. Please note that there are separate telephone and Internet voting arrangements depending upon whether shares are registered in your name or in the name of a bank or broker.

v

6,662,000, 6,560,000 and 6,480,000 shares, respectively, as merger consideration (including the earn-out portion, assuming attainment of all objectives). Below the collar, assuming average closing prices of $25.00, $20.00 and $15.00, we would issue approximately 8,890,000, 9,050,000 and 9,050,000 shares, respectively, as merger consideration (including the earn-out portion, assuming attainment of all objectives). The size of the cash payment we make to the RMI common stockholders will not be capped by the collar because the amount of cash we pay is equal to the calculated value of consideration allocated to the common stock.

¡	Earn-out Consideration (Page 35)

The maximum nominal value of the earn-out portion of the merger consideration is $70 million, which will be allocated, determined and paid in the same manner and kind as the merger consideration payable at the closing date but the portion payable to the former holders of RMI common stock will be reduced by the $2 million advance earn-out credit paid to them on the closing date, and the total earn-out payment may be reduced further by up to $1 million for a special bonus payment to the chief executive officer of RMI if the acquired RMI business achieves post-closing revenue targets. Mr. Abdi will only receive this special incentive consideration if the amount of revenue recognized by RMI during the 12-month earn-out measurement period is greater than 75% of the revenue target for the earn-out. Earn-out consideration, if any, will be paid within 90 days after the end of the 12-month earn-out measurement period.

•	Escrow (Page 37)

The merger agreement provides that 10.2% of the total number of shares of our common stock to be issued at the closing date will be placed into escrow for a period of one year to provide a fund for indemnity against specified damages to us, as described in the merger agreement. If total indemnity claims at the end of the one-year period exceed the value of the shares in held in escrow, we will have the right to place up to 10% of the total number of shares of our common stock otherwise issuable to the holders of RMI preferred stock as earn-out consideration into escrow, pending the resolution of all claims. In addition, 0.3% of the total number of shares of our common stock to be issued at the closing date will be placed into escrow as a source for reimbursement of the RMI stockholder representative’s expenses.

•	Resale Restrictions on NetLogic Common Stock (Page 33)

One hundred percent of the shares of our common stock issued as merger consideration at the closing date will be subject to a complete trading lock-up for six months following the closing date, and 50% of the shares will be subject to a complete trading lock-up for one year following the closing date.

•	Equity Incentive Awards to RMI Employees (Page 32)

In addition to the payment of merger consideration to RMI stockholders, we have agreed in the merger agreement:

•	to issue fully vested shares of our common stock with a total value of $8.65 million to specified RMI employees on the closing date;

•

to grant within 60 days after the closing date restricted stock units, or RSUs, to acquire $10 million of our common stock to specified employees of RMI who continue as RMI employees or become NetLogic employees, of which 50% will vest after six months and the remaining 50% will vest after 12 months for most employees; and

•

to grant within 60 days after the closing date RSUs and/or stock options for $45 million of our common stock to specified employees of RMI who continue as RMI employees or become NetLogic employees, subject to vesting and other terms to be determined by us (with an RSU to acquire one share of our common stock to be equated with an option to purchase two shares).

On March 11, 2009, Mr. Abdi, Mr. Geiser and Mr. Litvack met with Mr. Jankov, Mike Tate, our Chief Financial Officer, and Mr. Khoo at our office for RMI to present a business overview and details on RMI’s ultra low-power processor product to NetLogic.

On March 18, 2009, Messrs. Abdi, Geiser and Litvack visited our office to present the financial and customer overview of the RMI business to Messrs. Jankov, Tate and Khoo. The next day, Messrs. Tate and Khoo visited RMI’s office to present a corporate overview of NetLogic to Messrs. Abdi, Geiser and Litvack.

Mr. Khoo and Mr. Litvack met three times between March 20 and April 1, 2009 to discuss at a high level the terms and conditions of a potential acquisition of RMI by NetLogic. On April 6, 2009, Mr. Jankov and Mr. Abdi had a phone conversation to discuss some of the key terms for the potential acquisition. Mr. Khoo and Mr. Litvack met again on April 9, 2009 to continue discussions of proposed acquisition terms.

On April 14, 2009, Mr. Abdi and Mr. Litvack visited our office to present details on RMI’s business to Messrs. Jankov, Tate and Khoo. Following the meeting, Mr. Jankov and Mr. Abdi had a dinner meeting with Bruce Dunlevie, a member of RMI’s board of directors.

We held a meeting of our board of directors on April 15, 2009 at which members of our management presented an overview of RMI’s business and a preliminary financial and strategic analysis of RMI. The presentation included revenue projections based on assumptions of RMI’s management and financial, statistical and other information concerning RMI’s products, customers, strategic partners and competitors. The opportunity to acquire RMI, as well as certain network search engine assets of IDT, was discussed by our board of directors at the meeting.

On April 17, 2009, the companies executed an amendment to their Mutual Non-Disclosure Agreement dated June 8, 2008 to particularly address the continuing negotiations regarding the proposed merger. On the same date, we provided RMI with a non-binding letter of intent to acquire all of the outstanding capital stock and rights to acquire capital stock of RMI for $165 million in shares of our common stock and the issuance of $55 million in restricted stock units and/or options to acquire shares of our common stock to continuing RMI employees. This proposal provided that pricing for our common stock would be based on the average closing price of our common stock over the 20-trading day period ending on the third trading day prior to the closing date.

On April 19, 2009, Messrs. Geiser and Litvack met with Messrs. Tate and Khoo at our office to present a financial analysis of the RMI business.

On April 22, 2009, at a regularly schedule meeting of our board of directors, Messrs. Jankov, Tate and Khoo provided our board of directors with an update on the negotiations between the two companies.

On April 24, 2009, Mr. Khoo and Mr. Litvack met to discuss the terms of the non-binding letter of intent submitted by NetLogic on April 17, 2009. On April 26, 2009, Mr. Jankov and Mr. Abdi had a follow-up phone conversation to discuss the terms of the non-binding letter of intent. During that conversation, Mr. Abdi stated that the financial terms of the April 17, 2009 letter of intent were not acceptable to RMI because they undervalued RMI. He and Mr. Jankov discussed the concept of an earn-out as a way to overcome the significant difference between our offer and RMI’s expectations.

On April 27, 2009, we provided RMI with a revised non-binding letter of intent. This proposal provided for the payment to RMI of merger consideration totaling $180 million up front, payment of up to $70 million in additional earn-out consideration and the issuance of $65 million of shares of our common stock to continuing RMI employees in the form of stock options and restricted stock units. Our proposal regarding the upfront merger consideration was based upon our own expectations for RMI’s future revenues and other operating results. Our expectations reflected our management’s subjective assessment of likely rates of growth in the communications integrated circuit market, growth in customer demand and growth of our own business during the relevant period, which growth assessments it then applied to RMI’s actual and projected revenues in computing our revenue estimates for RMI. Because our revenue estimates were lower than those of RMI, we disagreed about the proper valuation of the business and, therefore, the purchase price of the company. As proposed, up to $70 million in earn-out consideration would be earned based on the performance of the acquired RMI business during the first full 12 months following the closing date of the acquisition, measured by comparing the actual revenues achieved during those 12 months against the revenues forecasted by RMI management as presented to us in RMI’s April 2009 financial plan.

In addition to adding the earn-out feature, this proposal incorporated a price collar concept that would establish an upper and lower limit on the applicable closing price of our common stock for the purpose of valuing the shares of our common stock issued as merger consideration and equity incentive awards, and that the average closing price be determined based on the 20-trading day period ending May 6, 2009.

On April 28, 2009, Mr. Jankov met for dinner with Mr. Abdi and RMI directors Henry Kressel, Bruce Dunlevie and Don Schrock. The next day, RMI provided NetLogic with its response to the non-binding letter of intent. RMI proposed modifications to the earn-out, the price collar and other legal terms and requested that we provide to RMI a $15 million interim bridge loan. In its response, RMI proposed that a greater portion of the aggregate earn-out amount be paid upon RMI’s completion of smaller increments of the performance milestones, and that the lower limit of the price collar be reduced to provide increased price protection and predictability to RMI stockholders regarding the total consideration they could receive in the merger. In addition, RMI introduced new provisions of the letter of intent specifying, among other things, the establishment of an escrow holdback as security for RMI’s indemnity obligations under the merger agreement; the closing conditions to which each party’s obligation to consummate the transaction would be subject; and the parties’ agreement as to how we would run the RMI business through the duration of the earn-out period.

On May 5, 2009, NetLogic provided RMI with a revised non-binding letter of intent. This version of the letter of intent included revised proposals on the earn-out and the collar as well as changes to the termination, escrow, indemnification and other legal terms. In our revised letter of intent, we rejected many of the proposed changes made by RMI with respect to the earn-out and the price collar, increased the proposed number and scope of the conditions to our obligation to consummate the transaction, and increased the length of the parties’ proposed exclusivity period that would commence on the date the letter of intent was signed. Following this, Mr. Tate, Mr. Khoo and representatives of Bingham McCutchen LLP, or Bingham, our legal advisor, met with Mr. Geiser, L. William Caraccio, RMI’s General Counsel, Mr. Litvack and representatives of Pillsbury Winthrop Shaw Pittman LLP, or Pillsbury, RMI’s legal advisor, at the offices of Bingham to discuss and negotiate the key terms of the letter of intent. The same individuals resumed their negotiations on May 6, 2009.

On May 7, 2009, NetLogic and RMI executed a letter of intent setting forth substantially the same financial terms as would later be reflected in the merger agreement.

Between May 8 and May 31, 2009, NetLogic personnel and attorneys from Bingham and other law firms representing NetLogic in the transaction conducted a due diligence review of RMI.

At various dates and times between May 25 and May 31, 2009, representatives of NetLogic and its attorneys from Bingham met with RMI’s representatives and its attorneys from Pillsbury at Bingham’s offices to negotiate the key terms of the merger agreement. During this period, the parties agreed that RMI would seek the written consent to the merger of RMI stockholders holding a substantial majority of the RMI preferred stock and a majority of the RMI common stock shortly after execution of the merger agreement. As a consequence of obtaining those written consents, we would be unable to register our common shares to be issued in the merger under the federal securities laws. Therefore, we and RMI agreed to restructure the merger consideration to provide that the RMI preferred stockholders would be issued our common stock pursuant to a private placement and 2012 of $75.2 million, $100.4 million, $129.1 million, and $153.6 million, respectively; projected gross margin percentages reasonably comparable to our historical gross margins; and projected operating expenses, excluding stock-based compensation and the amortization of intangible assets and taking into account our management’s estimation of cost reductions through economies of scale and the elimination of duplicative costs, of $56.1 million, $58.8 million, $63.9 million, and $74.2 million, respectively. The financial analyses and operating results estimates prepared by our management were prepared from limited sources of information and can not be considered representative of actual future revenues and expenses attributable to the acquired business. The analyses and estimates were prepared for the purpose of providing our board of directors an indication of how the acquired business operations might look if viewed on a standalone basis in light of assumptions deemed reasonable when management prepared them. Subsequent to the acquisition, we intend to fully integrate the operations of RMI with our own, and results will be reported on a combined basis as a single business segment. We do not intend to provide disclosure of future operating results in the manner implied by the information prepared by management for use by our board of directors. The foregoing information contains “forward-looking statements.” Please refer to the disclosure and disclaimer regarding “forward-looking statements” contained elsewhere in this proxy statement under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS.”

Our board of directors considered the financial analyses prepared by our management, along with the potential benefits and negative factors described above. In addition, our board considered management’s reports on their due diligence review of RMI’s products, technology, customer feedback, pending orders and backlog, and our management’s analysis of the markets for RMI’s products. As well, the members of our board of directors have substantial industry experience and they gave considerable weight to management’s analysis of RMI’s business because of the significant industry segment and customer overlap which enabled our management to conduct its own evaluation of RMI’s products and potential business opportunities through our industry sources and customer contacts. Due to the broad set of factors considered in connection with its evaluation of the merger and the complexity of these matters, our board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of our board of directors may have given differing weights to different factors.

After careful consideration of the overall benefits and risks presented by the proposed acquisition of RMI, our board of directors resolved unanimously that the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of the stockholders of NetLogic and approved the merger agreement, the merger, the issuance of shares of our common stock in connection with the merger and the other transactions contemplated by the merger agreement. The NetLogic board of directors recommends that the stockholders of NetLogic vote “FOR” approval of the issuance of shares of our common stock in connection with the merger.

Interests of NetLogic’s Officers and Directors in the Merger

Our directors and officers will receive no extra or special benefit that is not shared on a pro rata basis by all other holders of our common stock in connection with the merger.

Interests of RMI’s Officers and Directors in the Merger

Some of RMI’s officers have interests in the merger that are different from, or in addition to, the interests of NetLogic and RMI’s stockholders generally. These officers include Behrooz Abdi, William Caraccio, Steven Geiser, Kai-Yeung (Sunny) Siu and Nazar Zaidi, and their interests in the merger are discussed below.

Conditions to Consummation of the Merger

Conditions to Each Party’s Obligations to Effect the Merger

The respective obligations of each party to consummate the transactions contemplated by the merger agreement are subject to the satisfaction (or waiver) of each of the following conditions at or prior to the closing:

•

the merger agreement shall have been approved and adopted by the requisite vote of the stockholders of RMI, and our stockholders shall have approved the issuance of the shares of our common stock to be issued in connection with the merger;

•

all approvals, authorizations or clearances required under any applicable antitrust laws with respect to any antitrust filings shall have been obtained and all requirements under the antitrust laws shall have been satisfied; and

•

no temporary restraining order, preliminary or permanent injunction or other order or judgment preventing the consummation of the merger shall have been issued by any court of competent jurisdiction and remain in effect.

Conditions to NetLogic’s and Merger Sub’s Obligations to Effect the Merger

The obligations of NetLogic and merger sub to consummate the transactions contemplated by the merger agreement are subject to the satisfaction (or waiver) at or prior to the closing of the following additional conditions:

•

that the representations and warranties of RMI contained in the merger agreement be true, complete and correct on the date of the merger agreement and on and as of the effective time with the same force and effect as if made as of such date, with certain exceptions;

•	that RMI not have materially breached its covenants under the merger agreement required to be performed and complied with as of the effective time;

•	that all required consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any governmental authority have been obtained or made;

•

that no company material adverse effect has occurred since the date of the merger agreement which is defined under the merger agreement as a change that is materially adverse to RMI’s financial condition, properties, assets, liabilities or business operations or that might materially impair the ability of RMI to consummate the merger, other than material adverse changes resulting from changes in (a) general economic conditions and conditions affecting RMI’s industry that do not affect RMI disproportionately, (b) events caused by the execution, delivery or performance of the merger agreement or (c) adverse conditions or events expressly disclosed by RMI in a disclosure schedule to the merger agreement (none of which are believed by us or RMI to constitute a company material adverse effect absent this exception as of the date of this proxy statement);

•

that there be no threatened or pending action or proceeding before any court or governmental authority that would result in the merger being rescinded following consummation, that seeks to prohibit or impose any limitations on our ownership or operation of RMI’s business or assets, that could be reasonably be expected to result in a company material adverse effect (as described in the preceding bullet point) or, in the case of an action brought by a governmental entity, that challenges or seeks to restrain or prohibit the consummation of the merger;

•

that RMI have obtained the approval of the holders of at least 75% of its capital stock with respect to the merger agreement and transactions contemplated thereby, including the approval of the holders of at least 80% of RMI’s preferred stock and the holders of at least a majority of RMI’s common stock;

•	that holders of no more than 5% of RMI’s preferred stock and 30% of RMI’s common stock have exercised appraisal rights under Delaware law;

BENEFICIAL OWNERSHIP OF NETLOGIC COMMON STOCK

The following table and footnotes set forth as of August 31, 2009 the beneficial ownership of our common stock held by:

•	each person or group of persons known to NetLogic to own beneficially more than 5% of the outstanding shares of our common stock;

•	each director and executive officer of NetLogic; and

•	all current directors and executive officers of NetLogic as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and includes all shares over which the beneficial owner exercises voting or investment power. Options and warrants to purchase our common stock that are presently exercisable or exercisable within 60 days of the date of this proxy statement are included in the total number of shares beneficially owned for the person holding those options or warrants and are considered outstanding for the purpose of calculating percentage ownership of the particular holder. All information is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons. Except as otherwise indicated, and subject to community property laws where applicable, we believe, based on information provided by these persons, that the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Unless otherwise stated, the business address of each of our executive officers and directors is 1875 Charleston Road, Mountain View, California 94043.

Percentage of common stock beneficially owned “Pre-Merger” is based on 22,375,975 shares of common stock outstanding as of August 31, 2009. Percentage of common stock beneficially owned “Post-Merger” assumes that 5,026,000 shares that we would be required to issue as merger consideration (using an average closing price of $40.26 as if the closing had occurred on August 31, 2009) were issued as of the record date and thus is based on 27,401,975 shares of common stock outstanding. We have excluded from this calculation approximately 248,000 fully vested shares of common stock that will be issued to designated RMI employees immediately after the merger because they have not been allocated yet.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (pre-Merger)	Percent of Class (pre- Merger)	Number of Shares Beneficially Owned (post-Merger)	Percent of Class (post- Merger)
The Godinho Family Revocable Living Trust dated April 21, 1995(1) c/o NetLogic Microsystems, Inc. 1875 Charleston Rd. Mountain View, CA 94043	2,528,321	11.3%	2,528,321	9.2%
Warburg Pincus Private Equity VIII L.P. and affiliated entities(2) c/o Warburg Pincus LLC 450 Lexington Avenue New York, NY 10017	0	*	1,640,472	6.0%
Norman Godinho(1)	2,528,321	11.3%	2,528,321	9.2%
Ronald Jankov(3)	902,841	3.9%	902,841	3.2%
Michael Tate(4)	91,108	*	91,108	*
Steven Domenik(5)	56,216	*	56,216	*
Varadarajan Srinivasan(6)	203,476	*	203,476	*
Leonard Perham(7)	193,151	*	193,151	*
Douglas Broyles(8)	120,733	*	120,733	*
Mozafar Maghsoudnia(9)	77,636	*	77,636	*
Marcia Zander(10)	123,844	*	123,844	*
Alan Krock(11)	22,499	*	22,499	*
All directors and executive officers as a group (14 persons)(12)	4,569,572	19.5%	4,569,572	16.1%

*	Represents holdings of less than one percent.